Exhibit 99.1

TAL Education Group Announces

Unaudited Financial Results for the Second Fiscal Quarter Ended August 31, 2014

Changes in Management and Board of Directors

•Quarterly Net Revenues up by 33.1% Year-Over-Year

•Quarterly Income from Operations up by 24.8% Year-Over-Year

•Quarterly Net Income Attributable to TAL up by 24.8% Year-Over-Year; Quarterly Non-GAAP Net Income Attributable to TAL up by 32.5% Year-Over-Year

(Beijing—October 21, 2014)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2015 ended August 31, 2014.

Highlights for the Second Quarter of Fiscal Year 2015

•                  Net revenues increased by 33.1% year-over-year to US$122.4 million from US$92.0 million in the same period of the prior year.

•                  Income from operations increased by 24.8% to US$30.5 million, from US$24.4 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 24.8% year-over-year to US$29.1 million from US$23.3 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 32.5% year-over-year to US$33.3 million from US$25.1 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.37 and US$0.34, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.42 and US$0.39, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$526.8 million as of August 31, 2014, compared to US$269.9 million as of February 28, 2014.

•                  Total student enrollments increased by 32.2% year-over-year to approximately 407,970 from approximately 308,490 in the same period of the prior year.

•                  Total physical network consisted of 287 learning centers as of August 31, 2014, increased from 285 as of May 31, 2014.

Highlights for the Six Months Ended August 31, 2014

•                  Net revenues increased by 37.8% year-over-year to US$211.4 million from US$153.4 million in the same period of the prior year.

•                  Income from operations increased by 42.0% to US$44.2 million, from US$31.1 million in the same period of fiscal year 2014.

•                  Net income attributable to TAL increased by 35.3% year-over-year to US$42.5 million from US$31.4 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 44.5% year-over-year to US$50.7 million from US$35.1 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.54 and US$0.52, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.64 and US$0.61, respectively.

•                  Total student enrollments during the first six months of fiscal year 2015 increased by 37.1% year-over-year to approximately 687,170.

•                  Total physical network increased to 287 learning centers as of August 31, 2014 from 274 learning centers as of February 28, 2014.

Financial and Operating Data——Second Quarter of Fiscal Year 2015

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2013	2014	Pct. Change
Net revenues	91,968	122,371	33.1%
Net income attributable to TAL	23,329	29,118	24.8%
Non-GAAP net income attributable to TAL	25,138	33,310	32.5%
Operating income	24,440	30,508	24.8%
Non-GAAP operating income	26,249	34,700	32.2%
Net income per ADS attributable to TAL — basic	0.30	0.37	23.5%
Net income per ADS attributable to TAL — diluted	0.29	0.34	17.2%
Non-GAAP net income per ADS attributable to TAL — basic	0.32	0.42	31.2%
Non-GAAP net income per ADS attributable to TAL — diluted	0.31	0.39	23.5%
Total student enrollments in small class, one-on-one, and online courses	308,490	407,970	32.2%

	Six Months Ended
	August 31,
	2013	2014	Pct. Change
Net revenues	153,367	211,397	37.8%
Net income attributable to TAL	31,387	42,468	35.3%
Non-GAAP net income attributable to TAL	35,086	50,700	44.5%
Operating income	31,107	44,174	42.0%
Non-GAAP operating income	34,806	52,406	50.6%
Net income per ADS attributable to TAL — basic	0.40	0.54	33.9%
Net income per ADS attributable to TAL — diluted	0.39	0.52	31.4%
Non-GAAP net income per ADS attributable to TAL — basic	0.45	0.64	43.0%
Non-GAAP net income per ADS attributable to TAL — diluted	0.44	0.61	39.2%
Total student enrollments in small class, one-on-one, and online courses	501,140	687,170	37.1%

“The second quarter top and bottom line results came in as expected, and we are well on track to achieve our growth target and strategic goals for the fiscal year. We added the city of Changsha in June taking the total number of cities in our learning center network to 19, and we also added a net 270 small class classrooms in the quarter. Cities other than Beijing and Shanghai delivered 48% of overall small class revenue last quarter versus 35% during the same period last year and 44% in the first quarter,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“At the same time, we continue to make strategic investments to realize our vision of becoming a leading technology-focused education services provider. A great illustration of our efforts in this area is our recently leading the Series B funding for Silicon Valley-based Minerva Project together with ZhenFund and Yongjin Group. Through this investment we extend our reach beyond K-12 and gain exposure to new education technology that can help inform our thinking about the ongoing advancement of our own programs. We will continue to search in China and globally for additional investment opportunities that will complement and enhance our core business,” Mr. Zhang added.

Joseph Kauffman, Chief Financial Officer, said, “Even with the impact on a fully diluted basis of the share count expansion resulting from the convertible senior notes issued in May 2014, I am pleased that we achieved diluted earnings per ADS of US$0.34 on net income of US$29.1 million. While we continued to drive gross margin improvement, the second quarter saw the higher level of SG&A spending we expected as our planned investment in new business and product lines gathered pace. The increase was attributable to a number of initiatives including content development for ICS 3.0 and other programs, enhancement of Xueersi Peiyou app for small class registration and blended learning, stepped-up marketing spending on our re-branded Jiazhangbang social community and our bringing onboard new talent, particularly for emerging online and mobile-driven business and product lines. For the second half of this fiscal year as planned we will allocate additional resources to support the further development of our new products and services.”

Changes in Management and Board of Directors

Effective November 1, 2014, Mr. Joseph Kauffman will step down as the Chief Financial Officer of TAL, a position he has held since June 2010. The Company appointed Mr. Kauffman as a director to its Board of Directors effective October 17, 2014 and Mr. Kauffman will continue to serve in his director role after stepping down as the Chief Financial Officer.

The Board of Directors has appointed Mr. Rong Luo as the Chief Financial Officer, effective November 1, 2014. Prior to joining TAL, Mr. Luo was the Chief Financial Officer of eLong Inc, a leading mobile and online travel service provider in China. Before that, he was a finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held several roles in the finance team of Microsoft in Beijing and Seattle. He holds a double major Bachelor’s Degree in Economics and Information Management & Systems from Peking University, and a Master’s Degree in Management Science and Engineering from Tsinghua University.

Effective October 17, 2014, Mr. Kevin Shanyou Li was appointed by the Board of Directors as a director and Chair of the Compensation Committee. Mr. Li is an Adjunct Professor of Entrepreneurship and Executive Director of the Centre for Entrepreneurship and Investment at China Europe International Business School (“CEIBS”). Prior to joining CEIBS in 2011, he founded Ku6.com Inc in 2006 and led the company to list on NASDAQ in 2010. Before founding Ku6.com Inc, Mr. Li was a senior vice president and editor-in-chief of Sohu.com Inc. Mr. Li holds a Bachelor’s Degree in Mathematics from Nankai University and an EMBA from CEIBS. Mr. Kevin Shanyou Li replaced Mr. Tong Chen, who resigned from the Board of Directors effective October 17, 2014.

“We thank Joe and Tong for their great support to TAL over these years. Joe was instrumental in the successful completion of our initial public offering in 2010 and later capital raise this year. He helped guide strong overall strategy and execution, and was indispensable in his work leading finance, corporate development, investor relations, and treasury among other key functions. We look forward to his ongoing contributions as a director while wishing him the best of luck and success in his future endeavors. We also thank Tong for his input into and dedication to our Board during the past three years,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “We warmly welcome Rong Luo to the team as our new Chief Financial Officer and Kevin Shanyou Li to the Board as our new Independent Director and are keen to work together with Rong and Kevin closely on the continued growth of the business and execution of corporate strategy.”

Financial Results for the Second Quarter of Fiscal Year 2015

Net Revenues

In the second quarter of fiscal year 2015, TAL reported net revenues of US$122.4 million, representing a 33.1% increase from US$92.0 million in the second quarter of fiscal year 2014. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 32.2% to approximately 407,970 from approximately 308,490 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. Average selling price (ASP) increased by 0.6% from US$298 in the second quarter of fiscal year 2014 to US$300 in the same quarter of fiscal year 2015. The growth in ASP was mainly attributable to the hourly rate increases of the small class course offerings and was moderated by the less favorable foreign exchange rate than in the year-ago period.

Operating Costs and Expenses

In the second quarter of fiscal year 2015, operating costs and expenses were US$91.9 million, a 35.9% increase from US$67.6 million in the second quarter of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$87.7 million, a 33.3% increase from US$65.8 million in the second quarter of fiscal year 2014.

Cost of revenues increased by 23.8% to US$53.2 million, from US$43.0 million in the second quarter of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 23.8% to US$53.2 million, from US$43.0 million in the second quarter of fiscal year 2014.

Selling and marketing expenses increased by 55.2% to US$13.2 million, from US$8.5 million in the second quarter of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 53.1% to US$12.6 million, from US$8.2 million in the second quarter of fiscal year 2014. The increase of selling and marketing expenses in the second quarter of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 58.1% to US$25.5 million, from US$16.1 million in the second quarter of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel, and in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.1% to US$21.9 million, from US$14.6 million in the second quarter of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 131.8% to US$4.2 million in the second quarter of fiscal year 2015, from US$1.8 million in the same period of fiscal year 2014.

Gross Profit

Gross profit increased by 41.2% to US$69.1 million, from US$49.0 million in the second quarter of fiscal year 2014.

Income from Operations

Income from operations increased by 24.8% to US$30.5 million, from US$24.4 million in the second quarter of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 32.2% to US$34.7 million, from US$26.2 million in the second quarter of fiscal year 2014.

Other Income /(Expense)

Other income was US$1.4 million for the second quarter of fiscal year 2015, compared to other expense of US$0.3 million in the second quarter of fiscal year 2014. Other income in this quarter was mainly driven by exchange gains. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$5.4 million in the second quarter of fiscal year 2015, as compared to US$3.5 million in the second quarter of fiscal year 2014. The increase of ETR was mainly because the income tax preferential period of one of TAL’s entities expired at the end of calendar year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 24.8% to US$29.1 million, from US$23.3 million in the second quarter of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 32.5% to US$33.3 million, from US$25.1 million in the second quarter of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.37 and US$0.34 respectively in the second quarter of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.42 and US$0.39, respectively.

Financial Results for the First Six Months of Fiscal Year 2015

Net Revenues

For the first six months of fiscal year 2015, TAL reported net revenues of US$211.4 million, representing a 37.8% increase from US$153.4 million in the first six months of fiscal year 2014. The increase was mainly driven by increases of enrollments in the small class offerings. Total student enrollments increased by 37.1% to approximately 687,170 from approximately 501,140 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. Average selling price (ASP) increased by 0.5% from US$306 in the first six months of fiscal year 2014 to US$308 in the first six months of fiscal year 2015. The growth in ASP was mainly attributable to the hourly rate increases of the small class course offerings moderated by a less favorable foreign exchange rate than in the year-ago period.

Operating Costs and Expenses

In the first six months of fiscal year 2015, operating costs and expenses were US$167.4 million, a 36.8% increase from US$122.4 million in the first six months of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$159.2 million, a 34.1% increase from US$118.7 million in the first six months of fiscal year 2014.

Cost of revenues increased by 26.7% to US$94.9 million, from US$74.9 million in the first six months of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 26.7% to US$94.9 million, from US$74.9 million in the first six months of fiscal year 2014.

Selling and marketing expenses increased by 50.8% to US$24.5 million, from US$16.3 million in the first six months of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 49.6% to US$23.5 million, from US$15.7 million in the first six months of fiscal year 2014. The increase of selling and marketing expenses in the first six months of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 53.8% to US$47.9 million, from US$31.2 million in the first six months of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel, and in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 45.3% to US$40.8 million, from US$28.1 million in the first six months of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 122.5% to US$8.2 million in the first six months of fiscal year 2015, from US$3.7 million in the same period of fiscal year 2014.

Gross Profit

Gross profit increased by 48.5% to US$116.5 million, from US$78.5 million in the first six months of fiscal year 2014.

Income from Operations

Income from operations increased by 42.0% to US$44.2 million, from US$31.1 million in the first six months of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 50.6% to US$52.4 million, from US$34.8 million in the first six months of fiscal year 2014.

Other Income /(Expense)

Other income was US$1.2 million for the first six months of fiscal year 2015, compared to other income of US$0.5 million in the first six months of fiscal year 2014. Other income in the first six months was mainly driven by exchange gains. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$7.8 million in the first six months of fiscal year 2015, as compared to US$4.7 million in the first six months of fiscal year 2014. The increase of ETR was mainly because the income tax preferential period of one of TAL’s entities expired at the end of calendar year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 35.3% to US$42.5 million, from US$31.4 million in the first six months of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 44.5% to US$50.7 million, from US$35.1 million in the first six months of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.54 and US$0.52, respectively, in the first six months of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.64 and US$0.61, respectively.

Capital Expenditures

Capital expenditures for the first six months of fiscal year 2015 were US$13.0 million, representing an increase of US$7.7 million from US$5.3 million in the first six months of fiscal year 2014. The increase was mainly due to leasehold improvements, IT project expenses, and the purchase of servers, computers, software systems and other hardware primarily for the Company’s teaching facilities.

Cash, Cash Equivalents, and Term Deposits

As of August 31, 2014, the Company had US$526.1 million of cash and cash equivalents and US$0.7 million of term deposits, as compared to US$269.9 million of cash and cash equivalents and nil of term deposits as of February 28, 2014.

Deferred Revenue

As of August 31, 2014, the Company’s deferred revenue balance was US$177.9 million, as compared to US$143.7 million as of August 31, 2013, representing an increase of 23.8%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2015 are expected to be between US$96.3 million and US$98.5 million, representing an increase of 31% to 34% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2015 ended August 31, 2014 at 8:00 a.m. Eastern Time on October 21, 2014 (8:00 p.m. Beijing time on October 21, 2014).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-800-742-9301
• Hong Kong toll free:	800-906-648
• Mainland China toll free:	400-120-3170
• International toll:	+61-2837-33610
Conference ID:	12341816

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, October 29, 2014 (11:59 a.m. Beijing time, October 30, 2014).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	12341816

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2015, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 287 physical learning centers as of August 31, 2014, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2014	As of August 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$269,930,571	$526,056,173
Term deposits	—	732,541
Restricted cash-current	325,688	2,002,312
Short-term investment	—	781,377
Inventory	181,759	230,166
Deferred tax assets-current	3,281,063	4,264,151
Income tax receivable	9,824,333	11,418,623
Prepaid expenses and other current assets	16,833,208	32,700,681
Total current assets	300,376,622	578,186,024
Restricted cash-non-current	2,546,878	3,397,388
Property and equipment, net	78,625,191	86,326,890
Deferred tax assets-non-current	555,528	465,965
Rental deposit	7,322,438	9,467,758
Intangible assets, net	2,535,593	2,598,338
Goodwill	7,509,824	8,073,949
Amounts due from related party	—	325,574
Long-term prepayments	989,454	12,674,589
Long-term investments	27,137,239	38,442,898
Total assets	$427,598,767	$739,959,373

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 2,004,659 and 3,688,348 as of February 28, 2014, and August 31, 2014, respectively)	$2,349,365	$4,345,125
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 102,488,333 and 155,167,299 as of February 28, 2014, and August 31, 2014, respectively)	132,401,062	177,877,549
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 18,920,194 and 27,044,463 as of February 28, 2014, and August 31, 2014, respectively)	27,423,992	36,658,131
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 3,661,860 and 5,138,600 as of February 28, 2014, and August 31, 2014, respectively)	4,519,807	7,182,972
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and August 31, 2014, respectively)	62,100	136,620
Total current liabilities	166,756,326	226,200,397
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 32,344 and 125,766 as of February 28, 2014, and August 31, 2014, respectively)	32,344	125,766
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and August 31, 2014 respectively)	—	225,299,691
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 813,696 and nil as of February 28, 2014, and August 31, 2014, respectively)	813,696	—
Total liabilities	167,602,366	451,625,854

TAL Education Group Shareholders’ Equity
Class A common shares	78,204	79,093
Class B common shares	79,531	79,531
Additional paid-in capital	92,664,436	77,756,283
Statutory reserve	15,015,824	15,015,824
Retained earnings	144,311,994	186,780,286
Accumulated other comprehensive income	7,846,412	8,328,987
Total TAL Education Group’s equity	259,996,401	288,040,004
Non-controlling interest	—	293,515
Total equity	259,996,401	288,333,519
Total liabilities and equity	$427,598,767	$739,959,373

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2013	2014	2013	2014
Net revenues	$91,968,361	$122,370,891	$153,366,749	$211,396,728
Cost of revenues	42,993,981	53,237,815	74,913,633	94,932,054
Gross profit	48,974,380	69,133,076	78,453,116	116,464,674
Operating expenses (note 1)
Selling and marketing	8,477,695	13,154,448	16,269,718	24,527,150
General and administrative	16,144,405	25,527,059	31,170,396	47,939,651
Total operating expenses	24,622,100	38,681,507	47,440,114	72,466,801
Government Subsidies	87,610	56,231	93,661	176,490
Income from operations	24,439,890	30,507,800	31,106,663	44,174,363
Interest income	2,647,613	4,507,287	4,155,887	7,245,311
Interest expense	—	(1,887,093)	—	(2,189,944)
Other (expenses)/income	(290,237)	1,437,803	517,281	1,155,693
Gain on short-term investment	18,089	—	297,120	—
Income before provision for income tax and loss from equity method investments	26,815,355	34,565,797	36,076,951	50,385,423
Provision for income tax	(3,485,970)	(5,362,735)	(4,690,003)	(7,810,341)
Loss from equity method investments	—	(81,112)	—	(109,733)
Net income	23,329,385	29,121,950	31,386,948	42,465,349
Add: Net (gain)/loss attributable to noncontrolling interest	—	(3,985)	—	2,943
Total net income attributable to TAL Education Group	$23,329,385	$29,117,965	$31,386,948	$42,468,292
Net income per common share
Basic	$0.15	$0.18	$0.20	$0.27
Diluted	0.15	0.17	0.20	0.26
Net income per ADS (note 2)
Basic	0.30	0.37	0.40	0.54
Diluted	$0.29	$0.34	$0.39	$0.52
Weighted average shares used in calculating net income per common share
Basic	156,488,897	158,097,533	156,304,523	157,916,340
Diluted	159,797,296	181,134,165	159,245,689	172,419,960

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2013	2014	2013	2014
Cost of revenues	$11,277	$11,521	$22,068	$23,042
Selling and marketing	261,118	578,499	584,988	1,060,933
General and administrative	1,536,442	3,602,386	3,092,193	7,147,622
Total	$1,808,837	$4,192,406	$3,699,249	$8,231,597

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2013	2014	2013	2014
Net income	$23,329,385	$29,121,950	$31,386,948	$42,465,349
Other comprehensive income, net of tax	371,836	3,842,770	2,353,319	487,216
Comprehensive income	23,701,221	32,964,720	33,740,267	42,952,565
Add: Comprehensive (income) attributable to noncontrolling interest	—	(8,626)	—	(1,698)
Comprehensive income attributable to TAL Education Group	$23,701,221	$32,956,094	$33,740,267	$42,950,867

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2013	2014	2013	2014

Cost of revenues	$42,993,981	$53,237,815	$74,913,633	$94,932,054
Share-based compensation expense in cost of revenues	11,277	11,521	22,068	23,042
Non-GAAP cost of revenues	42,982,704	53,226,294	74,891,565	94,909,012

Selling and marketing expenses	8,477,695	13,154,448	16,269,718	24,527,150
Share-based compensation expense in selling and marketing expenses	261,118	578,499	584,988	1,060,933
Non-GAAP selling and marketing expenses	8,216,577	12,575,949	15,684,730	23,466,217
General and administrative expenses	16,144,405	25,527,059	31,170,396	47,939,651
Share-based compensation expense in general and administrative expenses	1,536,442	3,602,386	3,092,193	7,147,622
Non-GAAP general and administrative expenses	14,607,963	21,924,673	28,078,203	40,792,029

Operating costs and expenses	67,616,081	91,919,322	122,353,747	167,398,855
Share-based compensation expense in operating costs and expenses	1,808,837	4,192,406	3,699,249	8,231,597
Non-GAAP operating costs and expenses	65,807,244	87,726,916	118,654,498	159,167,258

Income from operations	24,439,890	30,507,800	31,106,663	44,174,363
Share based compensation expenses	1,808,837	4,192,406	3,699,249	8,231,597
Non-GAAP income from operations	26,248,727	34,700,206	34,805,912	52,405,960

Net income attributable to TAL Education Group	23,329,385	29,117,965	31,386,948	42,468,292
Share based compensation expenses	1,808,837	4,192,406	3,699,249	8,231,597
Non-GAAP net income attributable to TAL Education Group	$25,138,222	$33,310,371	$35,086,197	$50,699,889
Net income per ADS
Basic	$0.30	$0.37	$0.40	$0.54
Diluted	0.29	0.34	0.39	0.52
Non-GAAP Net income per ADS (note 3)
Basic	0.32	0.42	0.45	0.64
Diluted	$0.31	$0.39	$0.44	$0.61

ADSs used in calculating net income per ADS
Basic	78,244,448	79,048,767	78,152,262	78,958,170
Diluted	79,898,648	90,567,082	79,622,845	86,209,980

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.